Exhibit 99.1

NR 16-12

GOLD RESERVE PROVIDES UPDATE ON DISCUSSIONS WITH VENEZUELAN GOVERNMENT

SPOKANE, WASHINGTON, August 1, 2016

Gold Reserve Inc. (TSX.V: GRZ) (OTCQB: GDRZF) (the “Company” or “Gold Reserve”) is hereby providing an update on the previously announced settlement and mixed company (joint venture) agreements covered under the Memorandum of Understanding with the Bolivarian Republic of Venezuela.  Gold Reserve hopes to be in a position to announce the execution of all of the agreements in the near term and will provide further updates as and when circumstances warrant.

Due to the potential for uneven disclosure, the stock will remain halted until this has occurred so that there is no uneven or premature disclosure of the details to the marketplace.  Gold Reserve also wishes to thank its shareholders for their patience.

Further information regarding the Company can be located at www.goldreserveinc.com, www.sec.gov, and www.sedar.com.

Gold Reserve Inc. Contact

A. Douglas Belanger, President

926 W. Sprague Ave., Suite 200

Spokane, WA 99201 USA

Tel. (509) 623-1500

Fax (509) 623-1634

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

This release contains “forward-looking statements” within the meaning of applicable U.S. federal securities laws and “forward-looking information” within the meaning of applicable Canadian provincial and territorial securities laws and state Gold Reserve’s and its management’s intentions, hopes, beliefs, expectations or predictions for the future including without limitation statements with respect to the transactions contemplated by the Memorandum of Understanding with Venezuela (the “MOU”). Forward-looking statements are necessarily based upon a number of estimates and assumptions that, while considered reasonable by management at this time, are inherently subject to significant business, economic and competitive uncertainties and contingencies.

We caution that such forward-looking statements involve known and unknown risks, uncertainties and other risks that may cause the actual outcomes, financial results, performance, or achievements of Gold Reserve to be materially different from our estimated outcomes, future results, performance, or achievements expressed or implied by those forward-looking statements, including without limitation the risk that all transaction agreements contemplated by the MOU may not be finalized and the transactions contemplated by the MOU may otherwise not be completed.

This list is not exhaustive of the factors that may affect any of Gold Reserve’s forward looking statements. Investors are cautioned not to put undue reliance on forward-looking statements. All subsequent written and oral forward-looking statements attributable to Gold Reserve or persons acting on its behalf are expressly qualified in their entirety by this notice. Gold Reserve disclaims any intent or obligation to update publicly or otherwise revise any forward-looking statements or the foregoing list of assumptions or factors, whether as a result of new information, future events or otherwise, subject to its disclosure obligations under applicable rules promulgated by the Securities and Exchange Commission and applicable Canadian provincial and territorial securities laws.

“Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.”